Exhibit 99.13(c)(1)

Aberdeen Global Premier Properties Fund

NYSE: AWP   Cusip: 00302L108

1900 Market Street, Suite 200

Philadelphia, PA 19103

DISTRIBUTION NOTICE

Aberdeen Global Premier Properties Fund (NYSE: AWP) (the “Fund”), a closed-end fund, today announced that it paid on November 29, 2019, a distribution of US$0.04 per share to all shareholders of record as of November 21, 2019 (ex-dividend date November 20, 2019). The Fund reduced its monthly distribution from $0.05 per share to $0.04 per share, commencing with the distribution paid on August 27, 2019.

The Fund’s distribution policy is set to provide investors with a stable monthly distribution out of current income and, to the extent necessary, paid-in capital. Return of paid-in capital includes distributions paid by the Fund in excess of its net investment income and net realized capital gains and such excess is distributed from the Fund’s assets. A return of capital is not taxable; rather, it reduces a shareholder’s tax basis in his or her shares of the Fund. In addition, distributions from the Fund’s investments in real estate investment trusts (REITs) may later be characterized as capital gains and/or a return of capital, depending on the character of the dividends reported to the Fund after year-end by REITs held by the Fund. The Fund is required to distribute realized net capital gains, if any, on an annual basis, which may be deemed part of a prior distribution where possible.

Under U.S. tax rules applicable to the Fund, the amount and character of distributable income for each fiscal year can be finally determined only as of the end of the Fund’s fiscal year. However, under Section 19 of the Investment Company Act of 1940, as amended (the “1940 Act”) and related Rules, the Fund may be required to indicate to shareholders the estimated source of certain distributions to shareholders.

The following table sets forth the estimated amounts of the sources of the distribution for purposes of Section 19 of the 1940 Act and the Rules adopted thereunder. The table has been computed based on generally accepted accounting principles. The table includes estimated amounts and percentages for this distribution from the following sources: net investment income; net realized short-term capital gains; net realized long-term capital gains; and return of capital.  The estimated composition of the distributions may vary from month to month because the estimated composition may be impacted by future income, expenses and realized gains and losses on securities and currencies.

	Estimated Amounts of Current Distribution per share ($)	Estimated Amounts of Current Distribution per share (%)	Estimated Amounts of Fiscal Year to Date Cumulative Distributions per share ($)	Estimated Amounts of Fiscal Year to Date Cumulative Distributions per share (%)
Net Investment Income	$0.0100	25%	$0.0100	25%
Net Realized Short-Term Capital Gains*	—	—	—	—
Net Realized Long-Term Capital Gains	—	—	—	—
Return of Capital	$0.0300	75%	$0.0300	75%
Total (per common share)	$0.0400	100%	$0.0400	100%

*includes currency gains

The Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of the Fund’s current distributions.

The amounts and sources of distributions reported in this notice are only estimates and are not being provided for tax reporting purposes. The final determination of the source of all distributions in 2019 will be made after year-end. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of the fiscal year and may be subject to change based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Circular 230 disclosure:  To ensure compliance with requirements imposed by the U.S. Treasury, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

In the United States, Aberdeen Standard Investments is the marketing name for the following affiliated, registered investment advisers:  Aberdeen Standard Investments Inc., Aberdeen Asset Managers Ltd., Aberdeen Standard Investments Australia Ltd., Aberdeen Standard Investments (Asia) Ltd., Aberdeen Capital Management, LLC, Aberdeen Standard Investments ETFs Advisors LLC and Standard Life Investments (Corporate Funds) Ltd.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the NAV of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective. Past performance does not guarantee future results.